May 18, 2022

VIA EDGAR
United States Securities & Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:    Flotek Industries, Inc.
Registration Statement on Form S-3
Filed May 11, 2022
File No. 333-264875

Ladies and Gentlemen:

On behalf of Flotek Industries, Inc., a Delaware corporation (the “Company”), the undersigned hereby respectfully submits its request for acceleration of effectiveness. Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Washington, D.C. time, on Friday, May 20, 2022, or as soon as practicable thereafter.

Please notify Brandon T. Byrne of Norton Rose Fulbright US LLP, counsel to the Company at (214) 855-7437 or at brandon.byrne@nortonrosefulbright.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Flotek Industries, Inc.
By:	/s/ Nicholas J. Bigney
Name:	Nicholas J. Bigney
Title:	Senior Vice President, General Counsel & Chief Compliance Officer